EXHIBIT 99.1

Date: March 13, 2015	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities Toronto Stock Exchange New York Stock Exchange Securities and Exchange Commission
Subject: TRANSCANADA CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual & Special Meeting
Record Date for Notice of Meeting :	March 23, 2015
Record Date for Voting (if applicable) :	March 23, 2015
Beneficial Ownership Determination Date :	March 23, 2015
Meeting Date :	May 1, 2015
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	89353D107	CA89353D1078

Sincerely,

Computershare Trust Company of Canada
Agent for TRANSCANADA CORPORATION